UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October 31, 2013

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.
Enclosures: Dealings in securities by a director of a major subsidiary of Sasol


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63-3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of Sasol:

Director
P B de Wet
Subsidiary
Sasol Synfuels(Pty)Ltd
Date transaction effected
4 October 2013
Option offer date
15 September 2005
Option offer price
R218,00
Exercise date
4 October 2013
Exercise price
R490,01
Number of shares
3 600
Class of shares
Ordinary no par value
Nature of transaction
Purchase of shares off-market
pursuant to implementation of
options
Total value of purchase
transaction
R784 800,00
Nature and extent of
director's interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes



















Director
P B de Wet
Subsidiary
Sasol Synfuels(Pty)Ltd
Date transaction effected
4 October 2013
Option offer date
08 June 2006
Option offer price
R238,20
Exercise date
4 October 2013
Exercise price
R490,01
Number of shares
3 500
Class of shares
Ordinary no par value
Nature of transaction
Purchase of shares off-market
pursuant to implementation of
options
Total value of purchase
transaction
R833 700,00
Nature and extent of
director's interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

07 October 2013
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited






























Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63-3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of Sasol:

Director
P B de Wet
Subsidiary
Name of Associate
Relationship
Sasol Synfuels(Pty)Ltd
A de Wet
Wife
Date transaction effected
24 October 2013
Number of shares
7 100
Class of shares
Ordinary no par value
Nature of transaction
Off-market transfer of shares to an
associate
Deemed value of transaction
R3 561 857.00(based on the closing
price of R501.67 per Sasol ordinary
share on 24 October 2013)
Nature and extent of
director's interest
Indirect non-beneficial

Clearance given in terms of
paragraph 3.66

Yes

28 October 2013
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited















SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: October 31, 2013			By: 	/s/ V D Kahla
						Name: 	Vuyo Dominic Kahla
						Title: 	Company Secretary